Berry Plastics Corporation

a wholly owned subsidiary of

Berry Plastics Group, Inc.

101 Oakley Street

Evansville, Indiana 47710

May 9, 2016

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attention: Frank Pigott

Re:	Berry Plastics Corporation
Registration Statement on Form S-4 filed May 2, 2016
Registration No. 333-211076

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and in connection with the captioned registration statement (the “Registration Statement”), Berry Plastics Corporation (the “Company”), Berry Plastics Group, Inc. (“Berry”) and the subsidiary guarantors described in the Registration Statement (the “Subsidiary Guarantors”) hereby request that the Registration Statement be permitted to become effective on May 12, 2016 at 9:00 a.m., Eastern Time, or as soon thereafter as practicable.

In requesting acceleration of effectiveness of the Registration Statement, the Company, Berry and the Subsidiary Guarantors acknowledge that:

(i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

(iii) the Company, Berry and the Subsidiary Guarantors may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or comments, please do not hesitate to contact me at (812) 306-2764 or Terence A. Childers, Esq. at (404) 572-6820.

Berry Plastics Corporation
and the Subsidiary Guarantors

By:	/s/ Jason K. Greene
Jason K. Greene
Executive Vice President, General Counsel and Secretary

Berry Plastics Group, Inc.

By:	/s/ Jason K. Greene
Jason K. Greene
Chief Legal Officer